Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
ForU Worldwide (HK) Limited	Hong Kong
Beijing ForU Duoduo Information Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Nanjing ForU Online E-Commerce Co., Ltd.	PRC

Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation
Jiangsu Shunren Transportation Co., Ltd.	PRC
Tianjin Fuxin Finance Leasing Co., Ltd.	PRC